

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Mr. Michael S. Rubinoff
Grupo Safra S.A.
Avenida Paulista, 2100 – 8º andar
São Paulo – SP – Brasil – CEP 01310-930

Re: Chiquita Brands International, Inc.
Definitive Revised Proxy Statement on Schedule 14A filed by Cavendish Global Limited, Cavendish Acquisition Corporation et al.
Filed September 22, 2014
File No. 001-01550

Dear Mr. Rubinoff:

We have reviewed your filing and have the following additional comments.

1. We note the following disclosure: "In the event that the Special Meeting is adjourned, and the Chiquita Board does not terminate the Fyffes Transaction Agreement prior to the resumption of the Special Meeting, Cutrale-Safra would be entitled to vote its proxies "AGAINST" the Fyffes Transaction Proposal when the Special Meeting is resumed." Please revise to state that Cutrale-Safra would be legally obligated to vote unrevoked proxies held by it against the Fyffes Transaction Proposal, to the extent that the proxies have been marked "Against" the proposal, or advise why you believe that this is not the case. See Rule 14a-4(e). Please also clearly disclose, if true, that an adjournment could be followed by a termination of the Fyffes transaction, regardless of whether an agreement is reached between Chiquita and Cutrale-Safra, and that a vote on the Fyffes transaction is not in any way assured to be taken at a later date if the meeting is adjourned.

2. We note the following disclosure: "If Chiquita does not move to adjourn the October 3 Special Meeting and the Fyffes Transaction Proposal is brought to a vote, we will vote our proxies "AGAINST" the Fyffes Transaction Proposal." Please clarify that you will be legally obligated to vote proxies "Against" the Fyffes Transaction Proposal, to the extent that they have been so marked. Your current disclosure implies that if the meeting is reconvened you will have discretion as to how to vote marked proxies given to you.

You may contact Donald E. Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew R. Thompson, Esq.
        Cravath, Swaine & Moore LLP